# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BRAND HOUSE COLLECTIVE, INC., CIK 0001056285
CUSIP: 497498105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5310 MARYLAND WAY, BRENTWOOD, Tennessee (TN), 37027
Date of event which requires filing of this statement: 09/15/2025
Amends the filing with accession number 0001140361-24-044419
Filed by CIK 0001130713
Persons authorized to receive notices and communications: Adrianne Lee, c/o Bed Bath & Beyond, Inc., 433 W. Ascension Way, Suite 300, Murray, Utah (UT), 84123, (801) 947-3100

## Reporting persons
- BED BATH & BEYOND, INC. (CIK 0001130713): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 13,404,280; shared voting power 0; sole dispositive power 13,404,280; shared dispositive power 0; aggregate amount beneficially owned 13,404,280 (49.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: BRAND HOUSE COLLECTIVE, INC.
Address of issuer's principal executive offices: 5310 MARYLAND WAY, BRENTWOOD, Tennessee (TN), 37027

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person acquired the Delayed Draw Notes (as defined below) for consideration of $20.0 million in connection with the entry into Amendment No. 1 to the A&R Credit Agreement (as defined below) with the Issuer. The Reporting Person used funds from its working capital to fund the acquisition of the Delayed Draw Notes.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 15, 2025, the Reporting Person and the Issuer entered into Amendment No. 1 to the Amended and Restated Term Loan Credit Agreement ("Amendment No. 1 to the A&R Credit Agreement"), pursuant to which the Reporting Person agreed provide new delayed-draw term loan commitments in an aggregate original principal amount of $20 million, with such debt evidenced by notes (the "Delayed Draw Notes") convertible into shares of the Issuer's Common Stock in accordance with the terms of the A&R Credit Agreement, as amended. The Delayed Draw Notes can be converted into Common Stock at a price determined at the time of such conversion election, but subject to Nasdaq shareholder approval rules, if applicable.

The foregoing description of Amendment No. 1 to the A&R Credit Agreement is not complete and is qualified in its entirety by the full text of such agreement, which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

In connection with entry into Amendment No. 1 to the A&R Credit Agreement, the Issuer also entered into a Fourth Amendment to the Third Amended and Restated Credit Agreement (the "Fourth Amendment") with Bank of America, N.A., as Administrative Agent and Collateral Agent for the Lenders (in such capacities, "the Agent"), which amends that certain Third Amended and Restated Credit Agreement dated as of March 31, 2023 (as amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof, the "2023 Credit Agreement"). Among other amendments, the Fourth Amendment was entered into to, among other things, adjust the definition of change of control with respect to the Reporting Person by increasing the allowable ownership percentage from 65% to 75%.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated

(a) - (b)

Amount beneficially owned: 13,404,280

Percent of Class: 49.8%

Number of shares the Reporting Person has:

Sole power to vote or direct the vote: 13,404,280

Shared power to vote: 0

Sole power to dispose or direct the disposition of: 13,404,280

Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 8,934,465 shares of Common Stock held by the Reporting Person and 4,469,815 shares of Common Stock that the Reporting Person currently has the right to acquire upon conversion of the Notes and the Delayed Draw Notes, which amount represents 19.9% of the shares of Common Stock outstanding as of September 15, 2025. The percentage ownership is based upon 22,461,383 shares of Common Stock outstanding as of September 9, 2025.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of Amendment No. 1 to the A&R Credit Agreement and is incorporated herein by reference. Copies of each of the agreements are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Except as described herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Amendment No. 1 to the Amended and Restated Term Loan Credit Agreement dated as of September 15, 2025, by and between Kirkland's Stores, Inc., as Lead Borrower, the Borrowers named therein, the Guarantors named therein, Bed Bath & Beyond, Inc., as Administrative Agent and Collateral Agent, and the Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on September 15, 2025).

## Signatures
- BED BATH & BEYOND, INC.: /s/ Adrianne B. Lee, Adrianne Lee/Chief Financial Officer & Administrative (09/17/2025)